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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)

FARGO ELECTRONICS, INC.
(Name of Issuer)

COMMON STOCK
$.01 PAR VALUE
(Title of Class of Securities)

30744P 10 2
(CUSIP Number)

Edward L. Kaplan
Zebra Technologies Corporation
333 Corporate Woods Parkway
Vernon Hills, IL 60061
(847) 634-6700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2002

(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following:     ☐

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 30744P 10 2

1.	Name of Reporting Person. S.S. or I.R.S. Identification Nos. of Above Persons
ZEBRA TECHNOLOGIES CORPORATION 36-6966580

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group	(b)	☒

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check if Disclosure of Legal Proceedings is Required
	Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power
585,000(1)

		8.	Shared Voting Power
0

		9.	Sole Dispositive Power
585,000(1)

		10.	Shared Dispositive Power
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
585,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11)
5.0%

14.	Type of Reporting Person
CO

(1)
From November 15, 2000 to November 28, 2000, Zebra acquired 585,000 shares of Fargo common stock in open market purchases.

Item 1. Security and Issuer.

        This Schedule 13D relates to the common stock, par value $0.01 per share ("Fargo Common Stock"), of Fargo Electronics, Inc., a Delaware corporation (sometimes referred to herein as "Issuer" or "Fargo"). The principal executive offices of Fargo are located at 6533 Flying Cloud Drive, Eden Prairie, Minnesota 55344. This Schedule 13D hereby amends and restates the Schedule 13D originally filed on August 3, 2001 and amended and supplemented by Amendment No. 1 thereto dated August 30, 2001 and Amendment No. 2 thereto dated October 11, 2001, with respect to the Fargo Common Stock.

Item 2. Identify and Background.

        (a)  The name of the person filing this statement is Zebra Technologies Corporation, a Delaware corporation ("Zebra").

        (b)  The address of Zebra's principal business is 333 Corporate Woods Parkway, Vernon Hills 60061.

        (c)  Zebra is a designer, manufacturer and supporter of a broad range of direct thermal and thermal transfer bar code label printers, receipt printers, instant-issuance plastic card printers and secure identification printing systems, related accessories and support software.

        (d)  Neither Zebra, nor to Zebra's knowledge, any person named on Schedule A attached hereto is required to disclose legal proceedings pursuant to Item 2(d).

        (e)  Neither Zebra, nor to Zebra's knowledge, any person named on Schedule A attached hereto is required to disclose legal proceedings pursuant to Item 2(e).

        (f)    To Zebra's knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States, except Gerhard Cless, the Executive Vice President and Secretary and a director of Zebra, who is a citizen of Germany and a resident alien in the United States.

        Set forth on Schedule A is the name, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Zebra as of the date hereof.

Item 3. Source and Amount of Funds or Other Consideration.

        From November 15, 2000 to November 28, 2000, Zebra acquired 585,000 shares of Fargo Common Stock in open market purchases for an aggregate purchase price (excluding brokerage commissions) of approximately $1,521,000 (or an average purchase price of $2.60 per share) in cash, using Zebra's existing cash resources.

Item 4. Purpose of Transaction.

        (a)-(b) This Schedule 13D relates to the termination on March 27, 2002 of those certain Stockholder Agreements (the "Stockholder Agreements"), each dated as of July 31, 2001, between Zebra and each of several entities affiliated with TA Associates, Inc. and St. Paul Venture Capital, Inc. and each of the executive officers and directors of the Issuer (collectively, the "Stockholders"). Under the Stockholder Agreements, the Stockholders agreed (i) to tender in the offer by Rushmore Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Zebra ("Rushmore"), to purchase all of the issued and outstanding shares of Fargo Common Stock, at a price of $7.25 per share, net to each seller in cash, an aggregate of 5,585,036 shares of Fargo Common Stock, and (ii) to vote such shares as required in the Stockholder Agreements. As a result of the Stockholder

Agreements, Zebra may have been deemed the beneficial owner of shares of Fargo Common Stock beneficially owned by the Stockholders.

        Pursuant to the terms of the Stockholder Agreements, as a result of the termination on March 27, 2002 of the Acquisition Agreement dated as of July 31, 2001, among Zebra, Rushmore and the Issuer, the Stockholder Agreements have terminated. Accordingly, Zebra can no longer be deemed the beneficial owner of any shares of Fargo Common Stock beneficially owned by the Stockholders.

        (c)  Not applicable.

        (d)  Not applicable.

        (e)  Not applicable.

        (f)    Not applicable.

        (g)  Not applicable.

        (h)  Not applicable.

        (i)    Not applicable.

        (j)    Not applicable.

Item 5. Interest in Securities of the Issuer.

        (a)-(b) As a result of the termination of the Stockholder Agreements on May 27, 2002, Zebra now beneficially owns only 585,000 shares of Fargo Common Stock. Accordingly, based on the number of shares of Fargo common stock outstanding as of November 7, 2001 (as disclosed by Fargo in its Form 10-Q for the quarterly period ending September 30, 2001), the total of 585,000 shares of Fargo Common Stock that Zebra owns constitute approximately 5.0% of the Fargo Common Stock. Zebra has sole voting and dispositive power with respect to such shares.

        (c)  To the knowledge of Zebra, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

        (d)  To the knowledge of Zebra, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

        (e)  March 27, 2002.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        To the knowledge of Zebra, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Fargo, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

        Not applicable.

SIGNATURE

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2002

ZEBRA TECHNOLOGIES CORPORATION
By:	/s/ CHARLES R. WHITCHURCH
Name: Charles R. Whitchurch Title: Chief Financial Officer and Treasurer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF
ZEBRA TECHNOLOGIES CORPORATION

        The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Zebra. Except as indicated below, the business address of each such person is Zebra Technologies Corporation, 333 Corporate Woods Parkway, Vernon Hills, Illinois 60061.

EXECUTIVE OFFICERS

Name and Business Address	Title
Gerhard Cless	Executive Vice President, Secretary and Director
Edward L. Kaplan	Chairman of the Board and Chief Executive Officer
John H. Kindsvater	Senior Vice President, Business Development
Charles R. Whitchurch	Chief Financial Officer and Treasurer
John W. Paxton	President, Bar Code Business Unit
Veraje Anjargolian	Vice President, Card Printer Business Unit
Todd R. Naughton	Vice President and Controller
Michael T. Edicola	Vice President, Human Resources
OTHER DIRECTORS
Name and Business Address	Present Principal Occupation
Christopher G. Knowles	Retired
David P. Riley	Retired
Michael A. Smith FireVision, L.L.C. 900 North Lake Shore Drive Suite 1611 Chicago, Illinois 60611	Chairman and Chief Executive Officer of FireVision, L.L.C.

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  Item 1. Security and Issuer.
  Item 2. Identify and Background.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
  Item 7. Materials to be Filed as Exhibits.
SIGNATURE